1 CEO Shareholder Letter 2025 Dear fellow Takeda shareholders, This will be my last annual letter as president and CEO of Takeda. It has been an honor to have this opportunity to share with you my perspective on the state of health care and to update you on Takeda’s progress. In January, we announced my upcoming retirement from Takeda in June 2026, twelve years after joining the company. This decision follows a thorough and robust, multi-year succession planning process, during which the Board of Directors, guided by the Nomination Committee, evaluated both external and internal candidates. Through this rigorous and strategic process, the Board of Directors unanimously selected Julie Kim, currently president of our U.S. Business Unit, to lead Takeda into the future as our next president and CEO. We announced this transition early enough to select a U.S. Business leader to succeed her and to support her during the transition, as I will also be stepping down from Takeda’s board upon my retirement in June 2026. Julie will be proposed as a candidate for election to the Board of Directors at Takeda’s Annual General Shareholders Meeting in June 2026. Julie has been a vital member of Takeda’s Executive Team for the past six years and has been leading Takeda’s U.S. Business Unit for the past three years. She has helped shape and lead Takeda’s strategy during this time. I have witnessed first-hand Julie’s intellect, grit and dedication to our people and patients. Her capabilities, leadership qualities and commitment to Takeda’s purpose and values uniquely qualify her to take the helm of Takeda and lead a complex global company. I have no doubt that her unwavering dedication to patients, our people, our values and our purpose will ensure continuity and strengthen our long-term strategy, positioning Takeda for continued success and innovation. Before reviewing Takeda’s performance and outlook, let me address some of the key issues and considerations shaping the current health care environment and the future of the pharmaceutical industry. Is Access to Health Care a Human Right or a Marketplace? It is clearly both and this is why health care is highly regulated with a combination of public and private, not-for-profit and for-profit actors, but also why health care was protected as much as possible during past periods of economic upheaval. Sadly, health care is no longer immune to trade tensions, wars and international disagreements to name a few, and there is now a heightened risk of knock-on effects that could negatively impact patients. Protectionist policies and restrictive pricing frameworks threaten the borderless nature of the innovation that has benefited modern drug discovery and development. Legacy funding frameworks in health care systems globally are proving unsustainable. Yet, one constant remains: people want to live longer, healthier lives. Science and technology continue to advance at an exponential speed, which will provide new solutions for both longevity and better health. But with these opportunities come challenges. How will we be able to afford and fund this? How

2 do we ensure that all people have confidence that their children’s life expectancies will be higher and their lives healthier than their own? None of this is guaranteed. To realize these promises, we all know that we have to reform our health care systems. Advocating for Pragmatic Health Care System Reform Every country’s health care system is crucial to the well-being of its citizens, and all are facing significant challenges, from funding gaps and lack of insurance to inequities and long waiting lists. Just query any search engine on how to improve health care systems, and a long list of possible actions comes up. Yet, we remain mired in political paralysis because of the sensitivity and complexity of the changes required. As the CEO of a health care company present in 80 countries and regions, and having myself lived in nine countries with a real passion for this topic, I would like to share five fundamental principles that I believe would yield tremendous improvements: 1. Accept that health care spending will need to grow faster than Gross Domestic Product (GDP): We know that health care costs increase with age, especially for those older than 65. Projections are that by 2054, there will be 1.7 billion1 people in this demographic worldwide, comprising the largest age cohort in some countries. We know that, on average, health care costs for those over 65 are three times higher than for those younger than 652. The implications of this for even basic health care spending are daunting. The reality is that to improve health outcomes in this era of large and growing senior populations, health care funding needs to grow faster than GDP. Pegging funding growth to GDP growth is effectively making a commitment to deny entire populations the best possible health care. 2. Rely on both public AND private health insurance. In most countries, only one insurance system exists or the two co-exist but are not well integrated or synergistic and do not play the role they should play. The public portion can ensure greater equity among the population (human right) while the private portion can increase funding and choice (marketplace). Public only and the lack of funding will create rationing (see the UK as an example), private only and health inequity would amplify income inequality (see the U.S. as an example). 3. Avoid free health care: People should always, even if symbolically, participate in sharing the cost of health care while ensuring fairness. 4. Focus on preventative and predictive health care. Most systems focus on curative treatment rather than investing first in prevention and prediction. Even as enormous progress has been made in the last decade, this is simply not prioritized by health care systems. Everyone should undergo genetic testing and a yearly health check to better understand their health determinants and the proactive actions to be taken. Such a system can help balance primary vs secondary / hospital care, which in many countries is a significant issue of access and cost. It would also limit last-minute treatment denial by insurance companies, which has been so detrimental to their reputation among the insured. 1 Source: UN, World Population Prospects (2024) 2 Source: CMS.Gov National Health Expenditure Fact Sheet 2020. Data applies to U.S. specifically.

3 5. Ensure transparency of outcomes and pricing. Most health care systems provide neither outcome measurements nor transparency in pricing, so patients default to word of mouth, or, worse, assume that the more expensive provider is better. It is now well proven that shifting from a fee-for-service model to a transparent AI-powered value-based model would yield enormous efficiency gains; yet very little progress has been made because outcomes are often so poorly measured. In the U.S. specifically, the pharmaceutical industry competes on size of discounts offered rather than the actual list price, which encourages price inflation and limits access. Implications for the Biopharmaceutical Industry Scientifically and technologically, there has never been a better time in human history to deliver innovative therapies to patients. It should be noted that the U.S. has, over time, developed the most competitive and conducive ecosystem, explaining why the majority of new innovative molecules originate there. This success has been driven by significant public and private research funding, leading universities, active venture capital willing to fund biotech, leading science-based regulatory agencies and tangible reward for innovation. The U.S. system has been the source of biopharmaceutical innovation and we should all strive to maintain it. However, new life-transforming medicines can be discovered anywhere in the world. China is now the world’s second-largest pharmaceutical market, with new drug development approaching the level of the U.S. There are useful advantages to undertaking R&D in China, including faster clinical trial enrollment and lower costs. Yet, ensuring access to these molecules has never been so difficult. Trade wars and restrictive pricing frameworks undermine that free flow of innovation and risk slowing the drug development process that has produced countless breakthroughs and improved public health around the world. We advocate for health care products to be excluded from trade barriers that will inevitably impact patients. Geopolitical tension between China and the U.S.—and to a lesser extent, Europe—creates potential pitfalls that must be carefully monitored and managed. The pharmaceutical industry also benefits from robust oversight and regulation, which is essential to maintaining public trust in medicines and vaccines. That too is under threat. Many countries look to the U.S. Food & Drug Administration (FDA) regulations and guidelines as benchmarks for their own regulatory frameworks. Its influence extends far beyond the United States, contributing significantly to global public health and safety. A strong FDA is essential as the pharmaceutical industry thrives when it is held to the highest standards by a trusted regulator. Preventative care, healthy eating and exercise are fundamental to human health, but medicines are also essential, and vaccines play a vital role in the prevention of infectious diseases. Regulators help governments and societies assess risk and benefit at the population level, because no medicine is perfect. The U.S. has been the most effective country at discovering, developing and rapidly bringing innovative medicines to its population. That comes at a high cost (i.e., healthcare costs equivalent to approx. 20% of GDP3) and with greater access inequity than in other countries. Recent developments in the U.S., 3 American Medical Association, 2025-04-17, Trends in healthcare spending

4 ranging from introduction of Most Favored Nation (MFN) drug pricing policy and potentially higher tariffs on pharmaceutical products and active pharmaceutical ingredients (APIs) to cuts in FDA staffing and government-funded research grants, have raised concerns that this enviable position as a beacon of scientific and health care progress may be in jeopardy. In Japan, where an ageing population is placing intense pressure on the National Health Insurance (NHI) system, the government has, in the last 10 years, kept the pharmaceutical market flat, significantly weakening its pharmaceutical sector. However, we are encouraged by recent policies to better incentivize innovation rather than only managing costs. In Europe, most countries are also capping growth of the pharmaceutical market at the level of GDP growth, which is anemic. At the European level, disincentives to innovation remain high, such as the current EU Pharmaceutical Package’s weakening of Regulatory Data Protection (RDP) and Orphan Market Exclusivity (OME), two key types of intellectual property. The industry has been clear that the EU risks continued migration of pharmaceutical research, development and manufacturing to the U.S. and China unless it immediately takes action to enhance its competitiveness, align its regulatory policies to better attract, foster and reward innovation and strengthen intellectual property protection. China has made formidable progress over the past five years in strengthening its health care system and fostering innovation. However, the limitations of its insurance system remain an impediment to future development. Strengthening its insurance framework through a combination of public and private initiatives would enable China to fully pursue its goal of developing a high-income health care system that is high quality, widely accessible and financially sustainable. Takeda’s Renewed Strength and Business Performance As a global company, Takeda is continuously attuned to risks and opportunities associated with the changing geopolitical, economic and technological environment. We will navigate these ongoing challenges, heightened geopolitical tensions and uncertain global economic outlook from a position of strength by staying true to our values and vision to discover, develop and deliver life-transforming treatments. Takeda’s supply chain is centered in the U.S., Europe, Japan and Singapore, helping reduce our exposure to trade tensions, especially between the U.S. and China. We operate our business in China primarily for China, so that we can contribute to its health care development and grow our business without systemic value or supply risks. Takeda faces the global challenges and uncertainties ahead from a position of renewed strength. Our fiscal year 2024 (FY2024) performance exceeded our initial guidance, delivering revenue and Core Operating Profit increases and demonstrating the resilience of our business ahead of the final year of substantial generic erosion of VYVANSE. While our Growth and Launch products grew +14.7% and now represent close to 50% of our revenue, we should note that the launch of ENTYVIO Pen in the U.S. has been slower than expected because of access challenges. We expected that access will become optimal soon, as it has been the case for ENTYVIO IV, and that ENTYVIO will remain the leading product in Inflammatory Bowel Syndrome (IBD).

5 Our investments in global scale and our focus on building a truly competitive research and development (R&D) organization over the past decade are yielding results as we advance our late-stage portfolio with six Phase III programs underway across our core therapeutic areas and expand access to many of our Growth & Launch Products around the world. We have demonstrated our ability to develop these molecules globally, with many of our clinical trials done concurrently at centers across multiple countries. We also have the scale, capability and capital resources to launch them globally. This is essential for any company aspiring to be a truly competitive global biopharmaceutical leader. The required investment in time and resources is formidable—at Takeda, we invest around USD 5 billion per year in R&D—and must be accompanied by very disciplined cost management and operational efficiency to protect margins, while the outcomes can create immense value for patients and shareholders alike. Looking ahead, fiscal year 2025 (FY2025) will be a pivotal year for Takeda as we anticipate further key milestones in our high-value late-stage pipeline and invest in launch readiness. Coupled with the carry- over of VYVANSE generic impact and continued efficiency savings, we expect Core Revenue, Core Operating Profit and Core EPS growth at Constant Exchange Rate (CER) to be broadly flat for the year. Our financial strength enables us to continue to invest in growth and innovation while also returning significant cash to our shareholders, such as the recently executed 100 billion yen share buyback, and our proposed dividend increase to 200 yen per share for FY2025. We allocate capital with discipline, and we are committed to maintaining investment grade credit ratings. Between now and 2031, Takeda’s growth agenda will be driven by our Growth & Launch Products, which currently represent approximately 50% of our total revenue and have a double-digit growth rate, combined with a limited exposure to generics across our portfolio (i.e., only ~10% of our current yearly revenue is expected to face generic competition between now and the end of the decade). In addition, we expect many of our late-stage pipeline programs to launch in the coming years, supporting our continued growth after 2031, when we expect to start facing biosimilars of ENTYVIO, our largest-selling therapy. For a detailed analysis of our financial results and outlook, please visit the investor pages of our website. While the heightened macroeconomic and geopolitical uncertainties I discussed above create potential headwinds, our unrelenting focus on efficiency and organizational agility and our global supply chain and manufacturing network ensure that Takeda is well-positioned to navigate and manage any challenges ahead as we continue to build long-term shareholder value. Our Foundational Pipeline and Advancements Underpinning our FY2024 performance and outlook going forward has been our success in prioritizing and accelerating our pipeline and revamping our R&D engine for sustained growth. Takeda’s R&D organization has changed immensely over the past decade. In 2015, we were a smaller organization, focused predominantly on Japan and one modality – small molecules. Today, our global R&D organization focuses on three therapeutic areas and four core modalities.

6 We've undertaken rigorous pipeline prioritization with clear criteria: unmet medical need, scientific validity, an accelerated development path and commercial opportunity. We have six Phase III assets with a combined 14 Phase III studies underway or planned across our core therapeutic areas of gastrointestinal & inflammation, neuroscience and oncology, and the majority of our R&D investment is in our six late-stage assets. In December 2024, we held an R&D Day event at our Tokyo global headquarters to showcase the results of our R&D transformation to investors and analysts and provide an in-depth exploration of the potentially life-transforming benefits of our late-stage pipeline. All the molecules that we highlighted have the potential to transform the lives of patients. They are differentiated. They will change the standard of care. We are convinced that they can compete, often in very competitive therapy areas and environments. This is core to our vision and what we do. Collectively, if successful, these programs are poised to achieve potential peak revenue* between USD 10 billion and USD 20 billion, representing significant opportunities for Takeda. The first, rusfertide, read out positive Phase III data in a study of patients with polycythemia vera, a rare blood cancer characterized by an overproduction of red blood cells. Next steps include a planned review of one-year safety data later this year and a submission of rusfertide for FDA approval. Next, we anticipate Phase III data for oveporexton in narcolepsy type 1 and zasocitinib in psoriasis by the end of 2025. Regulatory filings for all three programs are anticipated for fiscal years 2025–2026. Looking further ahead, we are on pace for pivotal readouts in five additional indications across four molecules in fiscal years 2027-2029: zasocitinib in psoriatic arthritis; mezagitamab in IgA nephropathy and immune thrombocytopenia, which are diseases caused by autoimmune antibodies that attack the kidneys and platelets, respectively; fazirsiran in alpha-1 antitrypsin associated liver disease; and elritercept in myelodysplastic syndrome, a truly urgent and life-threatening condition where patients are not able to produce red blood cells, white blood cells and platelets normally. This is where we are today. We have a late-stage pipeline that sets up Takeda for success; six programs all with high value, robust data sets, high probabilities of success and substantive revenue potential with potential launch of at least three new therapies in the next two years, and more before 2030. This is very exciting and signals a new era for Takeda. It is especially exciting at this stage in Takeda’s history because we now have the scale and presence to launch these new therapies globally by ourselves. Our leaders and teams all around the globe should be proud of the progress we are making – and even prouder of the way we are doing it. Our R&D engine is working but will need to enhance its productivity enormously in the coming years to offset the economic pressures we will face. *Please see slide 2 of the December 13, 2024 R&D Day presentation (available at www.takeda.com/investors/events) for important information regarding Peak Revenue Potential and PTRS Estimates

7 Realizing our Digital Transformation Takeda’s Data, Digital & Technology (DD&T) function plays a pivotal role in our drug development process and in supporting the company’s overall growth strategy, as well as offsetting the price pressure we will undoubtably face. We are taking a systemic approach by integrating our digital strategy throughout the entire organization, rather than having it fragmented in certain areas of the business. This approach is vital to swiftly reaping the benefits of digital technology, including AI, to bring life-transforming treatments to patients. To ensure we’re prioritizing digital investments that will bring the most value and align with Takeda’s strategy, we have established the Digital Portfolio Committee (DPC), a new governance body that reviews proposals for digital investments and identifies the projects that will drive the most measurable impact for patients and sustainable business growth for Takeda. A new digital pipeline of digital tools and technologies is enhancing and complementing our science pipeline. By introducing AI, data analytics and automation, we’re streamlining, accelerating and enriching the research and development process. The digital pipeline augments the science pipeline by improving efficiency, enabling better decision-making through data-driven insights and empowering our people across the enterprise with innovative tools to solve complex problems. Ultimately, through this integration, we aim to accelerate the delivery of better medicines to patients. In R&D, we’re using AI to choose optimal clinical trial sites and digital platforms to connect patients with trials faster. We also leveraged real-world data to inform Phase III trial design for fazirsiran in Alpha-1 antitrypsin deficiency (AATD) liver disease, enabling us to expedite trial start-up. In manufacturing, we’re using automation to accelerate production and delivery of medicines to patients. We’re reducing human time for inspection with advanced technology, such as self-operating microscopes. To support health care providers, we’re using AI and predictive analytics to provide personalized, relevant and timely information to inform their patient care decisions. For patients, we are leveraging digital solutions to enhance diagnosis, treatment and disease management. For example, we co-created apps with patients for Inflammatory Bowel Disease and Attention Deficit and Hyperactivity Disorder, enabling symptom tracking, condition management and data sharing with their doctors. A digitally prepared workforce The driving force behind a digital pipeline that will yield better outcomes for patients is people. Through our recently launched Digital Dexterity program, colleagues are developing essential digital skills in areas such as automation, personal productivity, collaboration, data literacy and everyday AI. This global upskilling program enables us to drive digital transformations and maximize the adoption of digital

8 tools such as myAibou, Takeda’s custom-built generative AI platform. More than half of our workforce is actively engaged in digital learning, and in our everyday AI program alone, there are more than 5,000 active learners since its launch in August. Digital dexterity is among the most critical workforce skills today, and at Takeda, we’re preparing our people with the right digital skills and interactive learning environment to be successful in their roles. These efforts support sustainable business growth and ensure our workforce has the professional development they need to succeed now and in the future. Our Values and Commitment to Community and Sustainability Our ethical and values-based culture is the cornerstone of our long-term success. Our Values Ambassadors, a network of over 2,100 colleagues from more than 60 countries, play a crucial role in embedding our values of Integrity, Fairness, Honesty, and Perseverance across the organization. Through proactive listening, leadership commitment and peer support, we ensure that our values are not just words but are lived every day. This commitment to our values is brought to life by our Patient-Trust- Reputation-Business framework, which guides our decision-making and strengthens our community. Our dengue vaccine, QDENGA, exemplifies our commitment to creating value for both society and our business, enhancing resilience in health ecosystems and addressing climate change through the holistic and access-first approach to its rollout. We have prioritized areas with the highest burden, such as Brazil and Indonesia, and are working to ensure that people worldwide can afford and access the vaccine. We aim to provide broad, equitable, timely and sustainable access at a cost that reflects the value of the vaccine, as well as societal and economic benefits. Takeda is implementing a tiered pricing model to maximize access, accounting for affordability based on local economic conditions, while also ensuring the vaccine is appropriately priced to reflect the innovative nature of the intervention and to ensure adequate supply. As our approach to QDENGA demonstrates, we understand that climate change profoundly affects human health, and this awareness drives our integrated approach to addressing both climate challenges and health impacts within Takeda’s comprehensive sustainability agenda. As demand for QDENGA grows, we have been working to expand our manufacturing capacity while reducing the vaccine’s environmental footprint, using renewable electricity in manufacturing and cutting down on packaging waste. We have set bold targets to achieve net-zero greenhouse gas emissions in our operations by fiscal year 2035 and in our value chain by fiscal year 2040, which were validated this year by the Science Based Targets Initiative (SBTi). Our progress is encouraging. We have reduced our operational greenhouse gas emissions by 55% since 2016, leveraging initiatives such as innovative heat pump technology at our sites and renewable energy procurement and energy efficiency initiatives. We’ve also set clear targets to cut down on waste and water use and are building sustainability considerations into our product design and development. Innovation and collaboration are key to our approach, and we are excited about our first- of-its-kind collaboration with Boston Medical Center to tackle emissions from regulated medical waste.

9 Our efforts are being recognized and we are proud that for the third consecutive year, Takeda has earned a place on CDP’s prestigious 2024 climate A-List4, reaffirming our leadership in climate and health. As a leading values-based, R&D-driven biopharmaceutical company, Takeda is advancing our purpose - Better Health for People, Brighter Future for the World - through the application of philanthropic support, expertise, and the collective knowledge of more than 50,000 employees worldwide. Takeda’s Global Corporate Social Responsibility (CSR) funds initiatives that strengthen health systems globally, improving access and quality of healthcare in underserved communities. Our 240-year heritage has taught us that sustainable impact requires both time and adaptability. We take a long-term approach to helping build resilient and sustainable health systems that deliver better outcomes both routinely and during crises. Our annual public request for proposals expands the reach of our impact and offers opportunities for non-profit organizations across the world to engage in 4- to 10-year programs with Takeda to build resilient health systems. Our employees vote and select the proposals which they believe are the most impactful. Through an enterprise-wide approach, we are advancing Takeda’s commitment to transform the lives of people and patients. We’re proud of this work and the impact we’ve helped to create. Our People For an organization or team to be successful, we need to create an environment where everyone feels valued, heard and well-positioned for growth. "Caring leadership" is the core of our leadership and management culture at Takeda. This leadership approach fosters stronger innovators and creative thinkers who have the knowledge, resources and passion to continue to advance our goal of bringing sustainable solutions to people and communities around the world. Caring leadership seeks to build a culture of trust and support, where employees feel safe to provide and receive constructive feedback, grow, elevate their capabilities and innovate. It fosters empathy and active listening, and it values accountability, growth and inclusiveness. Takeda aims to create an exceptional and inclusive people experience that fosters innovation for patients, regardless of how and where work is conducted. We are dedicated to creating a workplace that is free from discrimination of any kind and fostering an environment where all employees feel a sense of belonging and are empowered to speak up. Our commitment to and progress in creating an exceptional people experience is gaining recognition. In early 2025, Takeda was named a Top Employer in 24 countries by the Top Employers Institute, and for the eighth consecutive year, we have received global Top Employer® certification based on the Institute’s global survey of human resources best practices.

10 Takeda’s Transformation: Reflections on the Past and the Future Reflecting on our journey together since 2014, Takeda's evolution into a global biopharmaceutical leader has been both challenging and rewarding. Our strategic vision to become a truly global organization, combined with a robust R&D strategy that leverages both internal and external innovation, laid the foundation for our current and future success. This transformation has been marked by our expanded access to growth markets and our strengthened ability to invest in key growth drivers. We have successfully attracted and retained top talent, underscoring our enhanced global profile and commitment to excellence. Our efforts have amplified the strengths of Takeda, creating a more robust and innovative portfolio. This has significantly bolstered our presence in the U.S., providing the geographical footprint and scale needed to commercialize our pipeline globally. Our financial resilience has been strengthened, and has enabled us to substantially increase our R&D investment, positioning us to innovate for patients and communities alike. We are now poised with multiple late-stage programs in our pipeline, with significant potential for regulatory filings and revenue generation. Our reputation as an employer of choice, particularly in Massachusetts, further highlights our commitment to creating a thriving work environment. We are at the forefront of adopting AI and digital technologies to enhance productivity, bolster innovation and improve patient outcomes. As we continue to improve our profitability and invest in promising growth drivers, our financial position remains strong. The recent consecutive increases in our dividend and share buyback initiatives reflect our capital allocation strategy, which commits us to both investing in growth and returning value to shareholders. Conversations with investors have shifted towards our growth outlook, and we are confident in delivering topline growth to FY2030 and beyond. Takeda’s transformation journey has been a collective effort, and I am grateful for the dedication and hard work of our entire Takeda team. As proud as I am of what we have achieved, I am even more excited about Takeda’s future. I am realistic about the challenges ahead – a highly uncertain geopolitical environment, intensifying demands and pressures on a resource-constrained health care sector and a dynamic competitive landscape. But I am more confident than ever that the strong and resilient foundation we have built positions Takeda for even greater success and innovation in the future, guided by our values and unwavering purpose of better health for people and a brighter future for the world. Thank you for your continued confidence and support. Warm regards,

11 Christophe Weber, President & CEO Takeda Pharmaceutical Company Limited For more details about Takeda’s FY2024 results, commercial progress, pipeline updates and other financial information, including key assumptions in the FY2025 forecast and management guidance as well as definitions of non-IFRS measures, please refer to Takeda’s FY2024 Q4 investor presentation (available at https://www.takeda.com/investors/financial-results/quarterly-results/)